

RICHEMONT

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Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America



SUPPL

29 June 2007

Re: Compagnie Financière Richemont AG/Richemont S.A. (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 28 June 2007. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 721 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Sy
Alan Grieve

PROCESSED
JUL 20 2007
THOMSON FINANCIAL

Enclosures

cc: Mr Richard L Muglia

Dew 7/19

COMPAGNIE FINANCIÈRE RICHEMONT SA
50, CHEMIN DE LA CHÊNAIE - 1293 BELLEVUE GENEVA SWITZERLAND
TELEPHONE +41 (0)22 721 35 00 TELEFAX +41 (0)22 721 35 50

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations qui concernent le négoce de Compagnie Financière Richemont SA ("CFR") dans ses propres unités "A", conformément à la prise de position de la Commission des OPA du 19 février 2004:

Période concernée:	**du 15 juin 2007 au 28 juin 2007**
Nombre d'unités "A" achetées:	**3'000'000***
Nombre d'unités "A" vendues:	**(92'533)**
Nombre total net d'unités "A" acquises dans le cadre du programme de rachat depuis le 25 février 2004:	**8'000'000**
Position nette en unités "A" au 28 juin 2007	**15'384'807**

Le programme de rachat courant porte sur un maximum de 10'000'000 unités "A" (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

*Unités "A" acquises du fait de l'exercice d'options d'achat.

Le 11 juin 2007, CFR a acquis hors bourse des options d'achat portant sur 2'381'400 unités "A", qui peuvent être exercées pendant une période commençant entre le 10 juin 2011 et le 11 juin 2013 et s'achevant le 9 juin 2017. CFR détient en outre des options d'achat portant sur 1'706'974 unités "A", qui peuvent être exercées du 1er juillet 2008 au 1er juillet 2011, ainsi que des options d'achat portant sur 3'717'600 unités "A", qui peuvent être exercées du 8 juin 2011 au 10 juin 2015.

Date: **le 29 juin 2007**

Société: Compagnie Financière Richemont SA
Personne: Alan Grieve
Téléphone: 041 727 23 55

PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA ("CFR") in eigenen "A" Units gemäss der Stellungnahme der Übernahmekommission vom 19. Februar 2004:

Periode:	**15. Juni 2007 bis 28. Juni 2007**
Anzahl der gekauften "A" Units:	**3'000'000***
Anzahl der verkauften "A" Units:	**(92'533)**
Gesamtnettoanzahl der seit 25. Februar 2004 in Rahmen des Rückkaufsprogrammes erworbenen "A" Units:	**8'000'000**
Nettobestand an eigenen "A" Units per 28. Juni 2007:	**15'384'807**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units (oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

* Mittels Ausübung von Call Optionen erworbene "A" Units.

Am 11. Juni 2007 hat CFR ausserbörslich Call Optionen über 2'381'400 "A" Units erworben, welche ab einer Periode, die vom 10. Juni 2011 bis zum 11. Juni 2013 dauern wird, und dem 9. Juni 2017 ausgeübt werden können. Ausserdem hält CFR noch weitere Call Optionen, die den Kauf von 1'706'974 "A" Units erlauben und zwischen dem 1. Juli 2008 und dem 1. Juli 2011 ausgeübt werden können, sowie Call Optionen, die den Kauf von 3'717'600 "A" Units erlauben und zwischen dem 8. Juni 2011 und 10. Juni 2015 ausgeübt werden können.

Datum: **29. Juni 2007**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve
Telefon: 041 727 23 55

END